THE GLOBAL GAMING GROUP                               CB [LOGO] RICHARD ELLIS

                                                      CB Richard Ellis, Inc.
                                                      3993 Howard Hughes Parkway
                                                      Suite 700
                                                      Las Vegas, NV 89109-0961
                                                      702 369 4800 Tel
                                                      702 794 0144 Fax
                                                      www.cbre.com




August 1, 2003

Ms. Deborah Vitale, President
Casino World, Inc.
1013 Princess Street
Alexandria, VA 22314

Re:  CB Richard Ellis, Inc., Financial Services for Casino World, Inc.

Dear Ms. Vitale:

CB Richard Ellis will provide services to arrange debt and equity funding for Casino World, Inc.'s proposed casino development project located in Diamondhead, Mississippi. This letter agreement reflects the services that are to be provided, the relationship between CB Richard Ellis, Inc. and Casino World, Inc. and the compensation to be earned and paid to CB Richard Ellis, Inc. contingent upon successfully arranging project funding and receipt of project funding.

CB Richard Ellis, Inc. will be Casino World, Inc.'s exclusive provider of financing services. We will assist in the preparation of materials that are necessary for the project to be fully evaluated by both debt and equity sources. Once qualified funding sources are identified, we will then consult with you in selecting the best alternative(s) available and assist Casino World, Inc. in negotiating the transaction structure using all of our knowledge, resources and experience. This agreement creates a fiduciary relationship with CB Richard Ellis, Inc. on your behalf.

You agree that you will only be working with CB Richard Ellis, Inc. relative to arranging the debt and equity components for your project. No fees will be due to CB Richard Ellis, Inc. for equity financing provided by Casino World, Inc. No fees will be due to CB Richard Ellis, Inc. for debt and/or equity financing provided by persons or entities (or those associated therewith) listed on the attached Exclusion List. Also, no fees will be due to CB Richard Ellis, Inc. in the event of the sale of property to persons or entities (or those associated therewith) listed on the attached Exclusion List. The Exclusion List will be approved and signed by CB Richard Ellis, Inc. at the signing of this Agreement and will be signed by Casino World, Inc. at the signing of this Agreement. The Exclusion List is attached hereto and incorporated herein by reference. CB Richard Ellis, Inc. agrees to keep the information identified on the Exclusion List confidential.

With the exception of the Exclusion List attached hereto, you will provide us with the contact information for any party that may express interest in the project regardless of whether such source came to you directly or through another party. We will keep you apprised of our efforts and all interests in the project from both debt and equity sources. We will be responsible for coordinating all negotiations, but will discuss all strategies with you prior to following through with any source. Casino World, Inc. will make all final decisions as to the structure of the transaction and the source(s) or terms of financing.

Ms. Deborah Vitale
August 1, 2003
Page 2


Casino World, Inc. will pay CB Richard Ellis, Inc. a commission equal to two percent (2%) of the amount of any debt financing obtained (monies that must repaid to a lender) and seven percent (7%) of the amount of any equity investment raised (monies received in return for stock or monies that do not have to be repaid) as a result of our efforts. In a hybrid situation, the 2% would be applied to that portion of the amount received that constituted debt financing and the 7% would be applied to that portion of the amount received that constituted an equity investment. Payment of any commission is contingent on the signing of a loan and/or equity agreement acceptable to Casino World, Inc. and payment of the loan proceeds or equity proceeds to Casino World, Inc. by the funding source CB Richard Ellis, Inc. brings to the deal and upon receipt of good funds. If funds are received periodically, Casino World, Inc will pay the commission due periodically upon receipt of good funds.

In the event of a sale of the property or any portion thereof, CB Richard Ellis, Inc. will be paid 10% of the first million dollars paid for the property, 8% of the second million dollars paid for the property and 6% of any amount paid for the property in excess of Two Million Dollars.

Unless otherwise agreed upon in writing, CB Richard Ellis will bear all expenses in its efforts to procure funding for the project during the term of this Agreement; however, CB Richard Ellis, Inc. expenses do not include the cost of any third party reports that my be required such as market/feasibility studies, engineering, environmental reports nor the cost associated with obtaining project permits. CB Richard Ellis, Inc. agrees that it has no authority to contract for any such studies without the express, written approval of Casino World, Inc. and that Casino World, Inc. has no obligation to provide any such studies.

CB Richard Ellis, Inc. shall fully disclose any fees that may be paid by procured debt and equity sources with such fees offsetting against the total amount that is due CB Richard Ellis, Inc. from Casino World, Inc. If the fees to be paid to CB Richard Ellis from such debt and equity sources exceed the amount due from Casino World, Inc. then CB Richard Ellis, Inc. shall pay such excess to Casino World, Inc.

In the event of any dispute between Casino World, Inc. and CB Richard Ellis, Inc. relating to this Agreement, Casino World, Inc. or CB Richard Ellis' performance hereunder, Casino World, Inc. and CB Richard Ellis agree that such dispute shall be governed by the laws of the State of Delaware and shall be subject to enforcement only in a court of competent jurisdiction in Delaware.

This Agreement constitutes the entire agreement between Casino World, Inc. and CB Richard Ellis, Inc. and supersedes all prior discussions, negotiations and agreements, whether oral or written. No amendment, alteration, cancellation or withdrawal of this Agreement shall be valid or binding unless made in writing and signed by both Casino World, Inc. and CB Richard Ellis, Inc. This Agreement shall be binding upon, and shall benefit, the heirs, successors and assignees of the parties and shall expire 365 days from the date of signing.

Additionally, the Fee Agreement will remain valid for an additional one year (365 days) for any debt or equity party(ies) to whom the Casino World, Inc. opportunity was submitted by CB Richard Ellis, Inc. during the term of this Agreement and with whom Casino World, Inc. met and negotiated. An applicable contact list will be submitted to Casino World, Inc. within fifteen (15) days of the expiration of the Agreement.

Ms. Deborah Vitale
August 1, 2003
Page 3


Each signatory to this Agreement represents and warrants that he or she has full authority to sign this Agreement and that this Agreement binds such entity.


ACCEPTED:

CB Richard Ellis, Inc.                           Casino World, Inc.
Licensed Real Estate Broker



By: /s/ John J. Knott, II                        By: /s/ Deborah A. Vitale
   --------------------------                       --------------------------
   John J. Knott II                                 Deborah A. Vitale
   Senior Vice President                            President

Ms. Deborah Vitale
August 1, 2003
Page 4


                                 EXCLUSION LIST



                     THIS SECTION INTENTIONALLY LEFT BLANK



The parties recognize that CB Richard Ellis, Inc. will be expending substantial funds and expending substantial resources on the Casino World, Inc. project. The parties agree that if any of the foregoing whose names appear on the Exclusion List should enter into a joint venture agreement and/or sales agreement and/or lease agreement with Casino World, Inc. during the course of this letter agreement, that CB Richard Ellis, Inc. should receive some compensation for its efforts. Therefore, the parties agree that in the event that any of the foregoing enter into a joint venture agreement and/or sales agreement and/or lease agreement with Casino World, Inc. within the period of time indicated below, that CB Richard Ellis, Inc. will receive a breakup fee as indicated below:

                                                                  Breakup Fee
a) within 90 days of the date of this letter agreement:            $  50,000
b) within 91 and 120 days of the date of this letter agreement:    $ 100,000
c) within 121 and 150 days of the date of this letter agreement:   $ 150,000
d) within 151 and 180 days of the date of this letter agreement:   $ 200,000
e) within 181 and 270 days of the date of this letter agreement:   $ 250,000
f) within 271 and 365 days of the date of this letter agreement:   $ 400,000
g) after 366 days of the date of this letter agreement:            $ zero

ACCEPTED:


CB Richard Ellis, Inc.                     Casino World, Inc.
Licensed Real Estate Broker



By: /s/ John J. Knott II                    By: /s/ Deborah A. Vitale
   ---------------------                       ----------------------
   John J. Knott II                            Deborah A. Vitale
   Senior Vice President                       President